Exhibit 99.1

EXCO Resources, Inc. 12377 Merit Drive, Suite 1700, Dallas, Texas 75251 (214) 368-2084 FAX (972) 367-3559

EXCO Resources Enters Into A Services And Investment Agreement With A Subsidiary of

Bluescape Resources Company LLC To Drive Performance Improvements And Names C. John Wilder

As Executive Chairman And Harold L. Hickey As CEO

DALLAS, TEXAS, April 1, 2015, EXCO Resources, Inc. (NYSE:XCO) (“EXCO” or the “Company”) and a wholly owned subsidiary of Bluescape Resources Company LLC (“Bluescape”) announce the execution of a Services and Investment Agreement (the “Agreement”). Highlights include:

•	C. John Wilder, Executive Chairman of Bluescape Resources Company LLC, will join EXCO’s Board of Directors and become EXCO’s Executive Chairman (following the closing);

•	Harold L. Hickey, EXCO’s President and Chief Operating Officer, has been appointed Chief Executive Officer and President of EXCO;

•	C. John Wilder and Bluescape will immediately commence leading the development and execution of a disciplined performance improvement plan focused on maximizing value for EXCO’s shareholders;

•	Bluescape will purchase $10 million in EXCO’s common stock from the Company and an additional $40 million in common stock in the open market within one year from closing; and

•	Bluescape will receive a cash retainer and a warrant package designed to reward outstanding relative value outperformance by EXCO’s common stock.

C. John Wilder commented, “We believe EXCO has significant potential by uniting EXCO’s strong operating capabilities with Bluescape Resources Company LLC’s proven commercial and turnaround track record. By executing a disciplined performance improvement plan, EXCO can be repositioned to deliver significant value to its shareholders. We are enthusiastic about immediately beginning to help drive improved performance.”

Hal Hickey added, “I am delighted to partner with John and his team to lead EXCO forward. We believe the relationship between Bluescape and EXCO will drive performance improvements and present a unique opportunity to capitalize on the strengths of John and two talented organizations to create significant value for our shareholders. The alignment brings together our operational excellence and assets, which present both ongoing and upside growth opportunities, with Bluescape Resources Company LLC’s track record of unlocking growth and shareholder value.”

EXCO, together with Bluescape, will be executing a performance improvement plan that will be focused on (i) developing a high performance execution team and disciplined operating system; (ii) instituting a disciplined capital allocation process targeting the highest risk-adjusted return investments across a variety of opportunities; (iii) restructuring commercial contracts and joint-venture arrangements; and (iv) accelerating EXCO’s focus on reducing costs.

Services and Investment Agreement Highlights

•	Bluescape has agreed to purchase from EXCO 5,882,353 shares of EXCO’s common stock at a price per share of $1.70 (the ten day volume weighted average price of EXCO’s common stock as of March 30, 2015) upon effectiveness of a resale registration statement covering such shares. Upon closing of the matters contemplated by the Agreement, Bluescape will be obligated to purchase at least $40 million more of EXCO’s common stock through open market purchases during the ensuing year, subject to the terms of the Agreement.

•	EXCO will issue to Bluescape warrants to purchase shares of EXCO’s common stock that will have high performance return hurdle exercisability criteria based on EXCO’s common share price achieving certain return hurdles as compared to a peer group. For an example of the warrant return hurdle criteria calculation, if EXCO’s rank as compared to the peer group is less than half of the peers, then zero warrants will be exercisable. The number of warrants exercisable increases linearly from 32,000,000 to 80,000,000 as EXCO’s rank increases from 50% to 75%, as compared to the peer group. The warrants will not be exercisable until the fourth anniversary of the signing date of the Agreement. The table below lists the number of warrant shares awarded at each exercise price and the term of the warrants.

Number of Warrants Granted	Exercise Price	Term
15,000,000	$2.75	49 months
20,000,000	$4.00	60 months
20,000,000	$7.00	72 months
25,000,000	$10.00	72 months

•	EXCO will pay Bluescape a monthly fee and an annual incentive payment based on EXCO’s common share price achieving certain return hurdles as compared to a peer group.

Required Agreement Approvals

The services under the Agreement will begin immediately. The consummation of certain components of the agreements, including C. John Wilder joining the board of directors, satisfying a condition to the exercisability of the warrants, and the obligation of Bluescape to acquire at least $40 million of EXCO’s common stock through open market purchases are subject to (i) obtaining any required regulatory approvals, (ii) obtaining the approval of EXCO’s shareholders in accordance with NYSE regulations, and (iii) amending the articles of incorporation of EXCO to increase the number of shares of authorized common stock and to include a waiver of the duty of directors to present business opportunities to the Company. The amendment to increase the authorized shares will require the approval of two-thirds of the outstanding shares of EXCO and the amendment to renounce the obligation of directors to present business opportunities to the Company will require the approval of two-thirds of the outstanding shares of EXCO, including a majority of votes cast by the disinterested shareholders.

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Bluescape Resources Company LLC is a private, independent investment and operating company headquartered in Dallas, Texas. Bluescape Resources Company LLC is focused principally in the oil and gas and power sectors and owns major resource positions in the Appalachia region, South Texas, Kansas, Canada, and Italy. Bluescape Resources Company LLC also helps lead Parallel Resource Partners, LLC. Bluescape’s team consists of over twenty professionals with a wide variety of technical, legal, financial and commercial backgrounds.

C. John Wilder was Chairman of the Board and Chief Executive Officer of TXU Corp from February 2004 through his successful completion of the sale of TXU in October 2007. Under his leadership, TXU delivered 70% annualized returns to shareholders and ranked 5th best in the S&P 500. Since TXU, Mr. Wilder has been active in investing and operating in the E&P industry through multiple endeavors, one of which includes serving as Executive Chairman of Bluescape Resources Company LLC, where he is responsible for Bluescape Resources Company LLC’s overall investment activities and operations.

Harold L. Hickey, EXCO’s President and Chief Operating Officer, has been promoted to Chief Executive Officer of EXCO. As President and Chief Operating Officer, Mr. Hickey led EXCO since 2014, with a focus on simplifying the organization, enhancing liquidity and improving operational performance. Mr. Hickey’s leadership history, organizational knowledge and operational expertise make him a natural fit as EXCO’s Chief Executive Officer and President to complement the skills and knowledge being brought to EXCO by C. John Wilder. Mr. Hickey became EXCO’s President in February 2013 and its Chief Operating Officer in October 2005, and has worked at EXCO since 2001. Mr. Hickey also worked at Mobil Oil Corporation for 20 years.

EXCO Resources, Inc. is an oil and natural gas exploration, exploitation, acquisition, development and production company headquartered in Dallas, Texas with principal operations in Texas, North Louisiana and the Appalachia region.

Additional information about EXCO may be obtained by contacting Chris Peracchi, Vice President of Finance and Investor Relations, and Treasurer, at EXCO’s headquarters, 12377 Merit Drive, Suite 1700, Dallas, TX 75251, telephone number (214) 368-2084.

Additional information about Bluescape may be obtained by contacting Jonathan Siegler, Executive Vice President & Chief Financial Officer, telephone number (469) 398-2205.

This release may contain forward-looking statements relating to future financial results, business expectations and business transactions. Forward-looking statements are based on estimates and assumptions that are inherently subject to significant economic, industry and competitive uncertainties and contingencies, all of which are difficult to predict and many of which are beyond EXCO’s and Bluescape Resources Company LLC’s control. Historical performance of Mr. Wilder and Bluescape Resources Company LLC may not be indicative of the future performance that may be experienced by EXCO and actual results may differ materially from those predicted as a result of factors over which neither EXCO nor Bluescape Resources Company LLC have control. Such factors include, but are not limited to: continued volatility in the oil and gas markets, the failure to obtain any necessary regulatory or shareholder approvals, commodity price changes, regulatory changes and general economic conditions, and other risk factors included in EXCO’s annual report on Form 10-K for the year ended December 31, 2014. Except as required by applicable law, EXCO undertakes no obligation to publicly update or revise any forward-looking statements.